FIRST BLUSH BRANDS, INC.
9595 Wilshire Blvd., Suite 900
Beverly Hills, CA  90212

November 15, 2010

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C.  20549
Attn:	John Reynolds
Assistant Director

Re:	First Blush Brands, Inc.
Amendment No. 2 on Form 8-K
Filed on August 25, 2010
File: 000-52685
Form 10-Q for the Fiscal Quarter Ended June 30, 2010
Filed on August 23, 2010
File: 000-52685

Dear Mr. Reynolds:

We are in receipt of the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to Amendment No. 2 on Form 8-K of First Blush Brands, Inc. (the “Company”), filed August 25, 2010 (the “Form 8-K”), by letter dated October 1, 2010, to Mr. Barrett Carrere, the Company’s Chief Financial Officer, and have set forth below the Company’s response.  The Company is simultaneously transmitting Amendment No. 3 to the Form 8-K (the “8-K Amendment”) which reflects, where appropriate, revisions made in response to the Staff’s comment.

We are also in receipt of the comments of the Staff of the Commission to Form 10-Q for the Fiscal Quarter Ended June 30, 2010 of the Company, filed August 23, 2010 (the “Form 10-Q”), by letter dated October 1, 2010, to Mr. Barrett Carrere, the Company’s Chief Financial Officer, and have set forth below the Company’s response.  The Company is simultaneously transmitting Amendment No. 1 to the Form 10-Q (“10-Q Amendment”) which reflects, where appropriate, revisions made in response to the Staff’s comment.

Securities and Exchange Commission
November 15, 2010

Form 8-K/A filed August 25, 2010

Share Exchange, page 3

1.
Please revise your Certain Relationships and Related Transactions section to include the related party transactions listed in the seventh and eighth bullet points on page three, pursuant to Item 404(a) of Regulation S-K.

Response:

We have revised the disclosure as requested.

Business, page 5

2.
Please revise the last paragraph on page five to clearly indicate the case names and docket numbers of Mr. Christopher Bagdasarian’s criminal conviction and civil injunction.  In addition, please revise to cite the Commission order barring him from association with any broker, dealer, or invest adviser.

Response:

We have revised the disclosure as requested and have moved this disclosure to Executive Officers and Directors and to Certain Relationships and Related Transactions.

3.	Please provide the circumstances and charges underlying Mr. Bagdasarian’s securities law violations.

Response:

The circumstances and charges underlying Mr. Bagdasarian’s securities law violations are as follows:

On September 26, 1996, the Commission filed a complaint against Mr. Bagdasarian in the United States District Court for the Southern District of New York. [SEC v. Christopher K. Bagdasarian, No. 96-CV-7306 (S.D.N.Y.).] The Commission's complaint alleged, among other things, that: (1) Mr. Bagdasarian engaged in a fraudulent scheme to fabricate an investment track record that was included in the registration statement for Normandy's initial public offering; (2) Mr. Bagdasarian perpetrated the fraudulent scheme by repeatedly providing false and misleading information to the underwriters and underwriters' counsel; (3) Mr. Bagdasarian falsely represented that he achieved a ten-year average annual return of 29.1% managing assets ranging from $250.6 million in 1990 to $731.3 million during 1994, when in fact Mr. Bagdasarian managed no such assets; (4) Mr. Bagdasarian falsely represented that the $731.3 million in managed assets were located in approximately 30 offshore structures, when in fact there were no such offshore structures; (5) Mr. Bagdasarian falsely represented that all of the assets he managed had been disclosed in Normandy's registration statement, and that he had sole authority to make investment decisions for those assets, when in fact Mr. Bagdasarian managed approximately $45 million in additional assets that were not disclosed; and (6) Mr. Bagdasarian directed one of his employees to impersonate an investor and provide false information to the underwriters concerning Mr. Bagdasarian's investment performance and assets under management.

Securities and Exchange Commission
November 15, 2010

At all relevant times, Mr. Bagdasarian was a partner in a private holding company that owned Criterion, a registered broker-dealer, and Criterion Investors, Inc., a registered investment adviser.

4.
Please revise to clarify what your current relationship is with Whole Foods and whether you currently have a sales or distribution agreement with them.  Similarly, please clarify whether you have a sales or distribution agreement with Safeway, or if your relationship with Safeway is through your agreement with Acosta Sales and Marketing.

Response:

We have revised the disclosure as requested.

5.	Please revise to disclose the material terms of your agreement with Acosta Sales and Marketing.

Response:

We have revised the disclosure as requested.

6.
We note your references to prospective sales to Kroger, Costco, Target, and Royal Ahold.  Please clarify whether you have any existing agreements with these entities.  If not, please clarify that you may not be able to reach an agreement with any of these parties.

Response:

We have revised the disclosure as requested.

7.	Please revise to identify your principal suppliers and packagers.

Response:

Securities and Exchange Commission
November 15, 2010

We have revised the disclosure as requested.

8.	We note on page eight you describe Direct to Store Distribution. Please clarify whether you are currently using this method or if it is prospective in nature.

Response:

We have revised the disclosure as requested.

9.	Please revise your competition discussion to clarify your competitive position in the industry.

Response:

We have revised the disclosure as requested.

10.
Please revise your intellectual property rights section to clarify the nature of your “trademark protection”.  In particular, please clarify where you have registered your trademark or if you are relying on common law trademark protection.

Response:

We have revised the disclosure as requested.

Properties, page 10

11.
Please revise to clarify the nature and amount of office space you have at 9595 Wilshire Boulevard, Suite 900, Beverly Hills, California 90212.  Also, please clarify where your principal operations and administrative functions are performed.

Response:

We have revised the disclosure as requested.

Legal Proceedings, page 10

12.
Please revise to clarify the relief sought, including the amount of remuneration Mr. Janigian is seeking.  Also, please revise to clarify whether Mr. Janigian is seeking any other relief, such as ownership of your intellectual property rights.

Response:

We have revised the disclosure as requested.

Securities and Exchange Commission
November 15, 2010

13.
We note that RHG has agreed to indemnify First Blush for costs and expenses associated with such claims.  Please revise to clarify whether or not RHG will indemnify First Blush for any claims or damages that may result from the Janigian lawsuit.  If not, please revise to clearly describe the types of costs and expenses that are subject to indemnification by RHG.

Response:

We have revised the disclosure as requested.

Management’s Discussion and Analysis and Plan of Operation, page 11

Liquidity and Capital Resources, page 13

14.
You say that you will need $3-6 million for operations over the next 12-24 months.  Please provide more details on the nature and anticipated dollar amounts of your principal liquidity needs.  Please describe any known trends, demands, commitments or events that are reasonably likely to impact your liquidity.  Please identify any material liquidity deficiency.

Response:

We have revised the disclosure as requested.  We are not aware of any known trends, demands, commitments or events that are reasonably likely to impact our liquidity that need to be disclosed.

Executive Officers and Directors, page 31

15.
Please revise to disclose the business experience for each officer and director for the past five years, including the beginning and ending dates of employment, by month and year, and the identity of any employers.  See Item 401(e) of Regulation S-K.  For example, we note that the biographies for Mr. Heshmatpour, Mr. Roth, Ms. Missakian, and Ms. Briggs omit certain dates of employment and/or the identity of an employer or relationship.

Response:

We have revised the disclosure as requested.

Securities and Exchange Commission
November 15, 2010

16.
For each director or person chosen to become a director, please revise to briefly discuss the specific experience, qualifications, attributes or skills that led to the conclusion that the person should serve as a director for the registrant in light of the registrant’s business and structure.  Please refer to Item 401(e) of Regulations S-K.

Response:

We have revised the disclosure as requested.

17.
Please revise to provide the disclosure required by Item 401(g) of Regulation S-K.  Please refer to Rule 405 of Regulation C for the definition of a promoter.  In this regard, for example, please clarify whether Mr. Bagdasarian is a promoter or control person of First Blush and, if applicable, provide complete Item 401(f) information about him.

Response:

We have revised the disclosure as requested.

18.	Please revise to clarify the duration of AFH Holding and Advisory, LLC’s right to designate one member of the Board and under what circumstances it would cease.

Response:

We have revised the disclosure as requested.

Involvement in Certain Legal Proceedings, page 33

19.	Please revise to provide further details of FanRule’s bankruptcy proceeding, including the court and the disposition.

Response:

We have revised the disclosure as requested.

Executive Compensation, page 35

20.
We note your disclosure that “[a]ll statements made herein concerning such agreements are qualified by reference to said exhibit.”  Please delete this sentence and disclose all of the material terms of your employment agreements.  We note your disclosures omit discussion of details of the bonus plan and structure, termination fees, change of control provisions, non-disclosure provisions, and incentive stock plans.

Response:

We have revised the disclosure as requested.

Securities and Exchange Commission
November 15, 2010

21.	We note that Exhibit 10.2, Mr. Roth’s employment agreement commences upon the First Round Financing of the Company. Please clarify what transaction this is in reference to.

Response:

We have revised the disclosure as requested.

Certain Relationships and Related Transactions, page 36

22.	Please revise this section to clarify that Christopher Bagdasarian is the husband of Victoria Briggs and Michael D. Bagdasarian is her father-in-law.

Response:

We have revised the disclosure as requested.

23.	Please revise to clarify and clearly describe the “consulting services” performed or to be performed by Christopher Bagdasarian.

Response:

We have revised the disclosure as requested.

24.	For your related party credit agreements, please disclose the largest amount drawn in the past two fiscal years, and the amount of principal repaid in the past two fiscal years.

Response:

We have revised the disclosure as requested.

25.	Please file executed copies of your credit agreements.

Response:

The loan agreement which is filed as Exhibit 10.4 is signed and we are filing conformed copies of the notes in Exhibit 10.5 and 10.6.

26.	Please revise to provide the dollar value of the legal services provided by Jeffrey Rinde and his law firm, or tell us why this disclosure is not required under Item 404 of Regulation S-K.

Securities and Exchange Commission
November 15, 2010

Response:

Disclosure of the dollar value of the legal services provided by the firm of Blank Rome, LLC is not required to be disclosed as that firm agreed to perform the legal services in connection with the transaction for a fixed fee below the $120,000 disclosure threshold.

27.	Please provide the disclosure required by Item 404(c) of Regulation S-K.

Response:

We have revised the disclosure as requested.

Unregistered Sales of Equity Securities, page 38

28.
Please revise this section to provide the disclosure required by Item 701 of Regulation S-K all sales of unregistered securities for the past three years, including those of First Blush, Inc. and First Blush Brands, Inc. and its predecessors.

Response:

We have revised the disclosure as requested.

29.	In this regard, we note the May 12, 2010 transaction listed on page 38 did not provide the disclosure required by Item 701(c) and (d) of Regulation S-K. Please revise accordingly.

Response:

We have revised the disclosure as requested.

Description of Capital Stock, page 38

30.	Please revise to describe the liquidation and dividend rights of your capital stock.

Response:

We have revised the disclosure as requested.

31.	Please provide the disclosure required by Item 201 of Regulation S-K.

Response:

We have revised the disclosure as requested.

Securities and Exchange Commission
November 15, 2010

Exhibit 99.1 Incorporation Form 8-K filed May 13, 2010

Financial Statements, page 4

32.
We note in Note 2 that you began operations as Rose Hill Gardens, LLC and incorporated on December 31, 2008 through a transfer of the assets of Rose Hill Gardens, LLC into First Blush, Inc.  Please revise to reallocate your deficit accumulated while a limited liability company as of December 31, 2008 to additional paid-in capital as applicable.  Refer to SAB Topic 4:B for additional guidance.

Response:

We have revised as requested.

Statements of profit and loss, page 5

33.
Please present a pro forma tax expense/benefit based on statutory rates and net loss per share for 2008 on page 5 of your financial statements as if you had become a taxable corporation on January 1, 2008, or tell us why such disclosure is not necessary.  To the extent your pro forma tax expense is impacted by the requirement of a valuation allowance, explain the impact in the notes to your financial statements.

Response:

We will revise as requested.

Form 10-Q as of and for the Six Months Ended June 30, 2010

Statements of Cash Flows, page 6

34.	Please explain to us the nature of your ‘Proceeds from recapitalization’, and add footnote disclosure as necessary to clarify this cash in-flow.

Response:

We have revised the disclosure as requested.

Note 11.  Concentrations, page 13

35.	Revise your table of gross revenue concentrations to ensure the column for the three months ended June 30, 2010 does not sum to more than 100%.

Response:

We have revised the disclosure as requested.

Securities and Exchange Commission
November 15, 2010

Item 2.  Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 15

Executive Overview, page 15

36.
We note your statement indicating you ‘expect our revenues to normalize in 2011 as typical reorder patterns are established’.  Please expand your disclosures to clarify the magnitude of your anticipated production.  For example, describe whether you expect sales volume to exceed FY09 results, whether sales will expand beyond Safeway stores, whether you expect promotional allowances to remain similar to the first three months of fiscal 2010 or improve substantially, and whether your relationship with Safeway has been impaired given the delay in restocking its store shelves.

Response:

We have revised the disclosure as requested.

Results of Operations, page 17

37.
Please revise your comparative discussion within MD&A to provide greater details of the underlying reasons for fluctuations between periods.  For example, we note the substantial increase in your Selling, general and administrative expense caption for both the three and six months ended June 30, 2010 relative to comparable periods in fiscal 2009 is attributable to legal and accounting costs incurred in second quarter 2010 in conjunction with your share exchange and financing efforts.  Please revise your disclosure to quantify such influences in dollar terms, and discuss whether such factors will recur in future periods, to the extent known.  To the extent possible, please revise your discussion to quantify such influences in instances in which multiple causes drive significant fluctuations.

Response:

We have revised the disclosure as requested.

Liquidity and Capital Resources, page 18

38.	Please expand your disclosures to quantify the ‘significant legal and consulting fees’ incurred subsequent to June 30, 2010 in your attempts to raise additional capital.

Response:

We have revised the disclosure as requested.

Securities and Exchange Commission
November 15, 2010

39.
We note your footnote disclosure describing your May 26, 2010 offering, which has raised $246,000 as of August 18, 2010.  In addition, we note your disclosure within the ‘Liquidity and Capital Resources’ caption describing your August 17, 2010 debt refinancing and subsequent repayments of $100,000 on your promissory note due to Michael Bagdasarian and $1,000,000 on your Senior Secured Credit Facility from Rose Hill Gardens LLC.  Please expand your liquidity discussion to describe the manner in which you intend to raise or borrow capital to fund operations and service your remaining current liabilities over the next 12 months.

Response:

We have revised the disclosure as requested.

40.
Please tell us why you have not included disclosure updating Rose Hill Gardens LLC’s negotiations with Aris Janigian, and the related indemnification provided to First Blush for any costs and expenses associated with Mr. Janigian’s claims up to $100,000.

Response:

There has been no change since the last filing.

41.
We note your disclosures within the ‘Liquidity and Capital Resources’ caption of your Form 8-K filed May 13, 2010 (page 13) state you ‘expect significant capital expenditures during the next 12-24 months’ and ‘anticipate you will need $3,000,000 to $6,000,000 for operations over the next 12-24 months for manufacturing, research and development, marketing, sales channel development, general and administrative expenses, debt repayments and interest expense’.  Please revise the ‘Liquidity and Capital Resources’ discussion within your Form 10-Q as of and for the six months ended June 30, 2010 to update such expectations and further describe the nature of your capital expansion plans.

Response:

We have revised the disclosure as requested.

Please do not hesitate to contact the undersigned, or Pamela E. Flaherty, counsel to the Company, at (212) 885-5174, with any questions.

Very truly yours,

/s/ BARRETT CARRERE

Barrett Carrere
Chief Financial Officer